UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)* Staffing 360 Solutions, Inc.
(Name of Issuer) Common Stock, $0.00001 par value per share
(Title of Class of Securities) 095428108
(CUSIP Number) Jackson Investment Group, LLC 2655 Northwinds Parkway Alpharetta, GA 30009 Attention: Dennis J. Stockwell, General Counsel 770-643-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 7,001,019(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 7,001,019(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,001,019(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.49%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes: (a) 4,527,537 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, which is first exercisable on July 26, 2017; and (b) 370,921 shares which will be issued to Jackson Investment Group, LLC for its commitment to acquire a $1,650,000 subordinated secured note of the Issuer on April 5, 2017 subject to approval by the shareholders of the Issuer of the issuance of such shares and the Amended Warrant (as defined herein).
(2)	Based on 13,901,995 shares of Common Stock outstanding at March 29, 2017, as reported in the Issuer’s preliminary proxy statement on April 7, 2017.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF(3) PF(4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 721
	8.	SHARED VOTING POWER 7,001,019(1)
	9.	SOLE DISPOSITIVE POWER 721
	10.	SHARED DISPOSITIVE POWER 7,001,019(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,001,740(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.50%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes: (a) 4,527,537 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, which is first exercisable on July 26, 2017; and (b) 370,921 shares which will be issued to Jackson Investment Group, LLC for its commitment to acquire a $1,650,000 subordinated secured note of the Issuer on April 5, 2017 subject to approval by the shareholders of the Issuer of the issuance of such shares and the Amended Warrant (as defined herein).
(2)	Based on 13,901,995 shares of Common Stock outstanding at March 29, 2017, as reported in the Issuer’s preliminary proxy statement on April 7, 2017.
(3)	With respect to all shares other than the 721 shares referenced in footnote 4 that are reported herein.
(4)	With respect to the 721 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 23, 2017 (the “Statement”), with respect to the common stock, par value $0.00001, of Staffing 360 Solutions, Inc. (the “Company”).

This Amendment No. 2 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

On April 5, 2017, JIG LLC acquired:

(a)	667,905 shares of Common Stock as a commitment fee in connection with the acquisition by JIG LLC of a $1,650,000 subordinated secured note of the Issuer (the “April 2017 Note”), for which 50% of the accrued interest thereon may be converted into shares of Common Stock at the sole election of JIG LLC prior to maturity, at a conversion price equal to $1.50 per share (subject to adjustment); and

(b)	for no additional consideration, JIG LLC and the Issuer amended the Warrant previously issued to JIG on January 26, 2017 to increase the number of shares issuable from 3,150,000 shares to 4,527,537 shares of Common Stock and to decrease the exercise price from $1.35 a share to $1.00 a share (the “Amended Warrant”).

The forms of the April 2017 Note and Amended Warrant are Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

The purchase of the April 2017 Note was funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company. The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC, through distributions and loans.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

On March 23, 2017, JIG LLC delivered a non-binding letter to the Board of Directors of the Company (the “Board”) indicating an interest in discussing with the Board the potential acquisition of all the Company’s shares of Common Stock (the “March 23 Letter”). Under the potential transaction, JIG LLC would acquire all of the outstanding shares of Common Stock not already beneficially owned by the Reporting Persons at a price of $1.10 per share (the “Potential Transaction”). The Board declined to engage in any discussions with JIG LLC regarding the Potential Transaction, stating that it believed that the Potential Transaction undervalued the Company and therefore was not in the best interests of the Company’s shareholders.

The Reporting Persons are continually reviewing their interest in the Issuer.

Depending upon

•	the Reporting Persons’ assessment of the Issuer’s businesses, assets and prospects,
•	the contractual provisions, limitations and other terms of JIG LLC’s financing-related agreements with the Issuer,
•	other plans and requirements of the Reporting Persons,
•	general economic conditions and overall market conditions,
•	the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act,
•	the price at which shares of Common Stock are available (1) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported in the Statement, or (2) for sale, and
•	availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time,

the Reporting Persons may:

•	seek to make additional investments in the Company, which could include an acquisition of the Company such as the Potential Transaction or funding specific cash needs of the Company if they arise and satisfactory terms can be agreed, or
•	may determine not to pursue the Potential Transaction or any other comparable transaction and instead decrease their holdings of Common Stock, and
•	may seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and
•	either individually or together with others may make additional proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons have no other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described above.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 13,901,995 shares of Common Stock are outstanding as reported in the Issuer’s preliminary proxy statement filed with the Commission on April 7, 2017.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 7,001,019 shares of Common Stock, which constitutes approximately 33.49% of the outstanding shares of Common Stock (assuming the exercise in full of the Amended Warrant and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3, excepting any Interest Conversion Shares). Of the shares deemed to be beneficially owned 4,898,458 are not outstanding consisting of (x) 370,921 shares for the commitment to acquire the Issuer’s April 2017 Note which are subject to the approval by the shareholders of the Issuer of the issuance of such shares and the Amended Warrant and (y) 4,527,537 shares which may be acquired by JIG LLC pursuant to the Amended Warrant upon the later to occur of July 26, 2017 and the approval of the issuance of such shares pursuant to the Amended Warrant by the shareholders of the Issuer. In addition to the 7,001,019 shares referenced above, Richard L. Jackson individually and beneficially owns 721 shares of Common Stock (which together with the 7,001,019 shares constitutes 33.50% of the outstanding shares of Common Stock of the Company). With the exception of the 721 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 7,001,019 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 721 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       On April 5, 2017, JIG LLC acquired from the Issuer in a private transaction a $1,650,000 note of the Issuer for cash in the face amount; fifty percent of the accrued interest on the April 2017 Note can be converted into shares of Common Stock, at the sole election of JIG LLC prior to maturity, at a conversion price equal to $1.50 per share. In connection with the April 2017 Note, JIG LLC and the Issuer amended the Warrant previously issued to JIG LLC on January 26, 2017 to acquire a total of 3,150,000 shares of Common Stock at $1.35 per share, which amended Warrant entitles JIG LLC to acquire a total of 4,527,537 shares of Common Stock at $1.00 per share. The April 2017 Note and the Amended Warrant are more fully described in Items 3, 4 and 6. For its commitment to acquire the Issuer’s April 2017 Note, JIG LLC received 296,984 shares of Common Stock at the closing on April 5, 2017 and will be entitled to receive an additional 370,921 shares of Common Stock if the shareholders of the Company approve the issuance of such shares and the Amended Warrant.

Subparts (d) and (e) of Item 5 of the Statement are hereby amended and restated to read as follows:

(d)       No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 4 and 5 and Exhibits 1 through 2 are incorporated herein.

On April 5, 2017, JIG LLC entered into a financing transaction (the “April 2017 Financing”) pursuant to an Omnibus Amendment and Reaffirmation Agreement (the “Omnibus Agreement”) by and between JIG LLC, the Issuer, and the following subsidiaries of the Issuer (the “Subsidiary Guarantors”): Faro Recruitment America, Inc., Monroe Staffing Services, LLC, Staffing 360 Solutions Limited, Longbridge Recruitment 360 Limited, The JM Group (IT Recruitment) Limited, PeopleSERVE, Inc., PeopleSERVE PRS, Inc. and Lighthouse Placement Services, Inc. The form of the Omnibus Agreement is Exhibit 3 hereto and is incorporated herein by reference.

On April 5, 2017 (the “April Closing Date”) in accordance with the terms of the Omnibus Agreement, the Issuer issued to JIG LLC for an aggregate purchase price of $1,650,000: (i) the April 2017 Note in the aggregate principal amount of $1,650,000 which accrues interest at a rate of six percent (6%) per annum and has a maturity date of June 8, 2019, (ii) the Amended Warrant to purchase up to 4,527,537 shares of the Company’s common stock, par value $0.00001 per share, at $1.00 per share, and (iii) 667,905 shares of Common Stock (the “April 2017 Commitment Fee Shares”) as a commitment fee in conjunction with the financing. The Subsidiary Guarantors guaranteed to JIG LLC the prompt payment of the obligations of the Issuer owed to JIG LLC under the Omnibus Agreement, including the repayment of the April 2017 Note.

All accrued and unpaid interest on the April 2017 Note is payable in full on its maturity date of June 8, 2019, however, if the April 2017 Note is not paid in full by July 16, 2018 then the Issuer shall issue an additional 200,000 shares to JIG LLC. The Note’s principal is not convertible into shares, however 50% of the accrued interest on the April 2017 Note can be converted into shares of Common Stock, at the sole election of JIG LLC prior to maturity, at a conversion price equal to $1.50 per share (the “April Interest Conversion Shares”). At any time during the term of the April 2017 Note, upon notice to JIG LLC, the Issuer may also, at its option, redeem all or some of the then outstanding principal of the April 2017 Note by paying to JIG LLC an amount not less than $100,000 of the outstanding principal (and in multiples of $100,000), plus any accrued but unpaid interest and other amounts due under the April 2017 Note.

The Amended Warrant is first exercisable on the date six months from the Closing Date for a term of four and a half (4.5) years thereafter at an initial exercise price of $1.00 per share (subject to adjustment). The exercise price is subject to anti-dilution protection, including protection in circumstances where Common Stock is issued pursuant to the terms of certain existing convertible securities, provided that the exercise price shall not be adjusted below a price that is less than the consolidated closing bid price of the Common Stock as reported by the NASDAQ Stock Market on the business day immediately prior to the date of issuance, as more fully described in the Warrant Agreement. The Amended Warrant must be exercised for cash, as there are no cashless conversion features in the Amended Warrant. The form of the original Warrant Agreement was attached as Exhibit 99.5 to the initial 13D of the Reporting Persons.

The Company is obligated to register the April Interest Conversion Shares, the shares of Common Stock underlying the Amended Warrant and the April 2017 Commitment Fee Shares pursuant to a registration statement to be filed with the Securities and Exchange Commission.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	April 2017 Note, dated April 5, 2017, by and between the Issuer and JIG LLC, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K for April 5, 2017 (File No. 001-37575) filed on April 6, 2017

Exhibit 2	Amended Warrant, dated April 5, 2017, by and between the Issuer and JIG LLC, incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K for April 5, 2017 (File No. 001-37575) filed on April 6, 2017

Exhibit 3	Omnibus Agreement, dated April 5, 2017, by and among the Issuer, the Subsidiary Guarantors and JIG LLC, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K for April 5, 2017 (File No. 001-37575) filed on April 6, 2017

Exhibit 4	Joint Filing Agreement dated February 6, 2017 (attached as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons (File No. 005-86738) with the Commission on February 6, 2017 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2017

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: April 7, 2017

/s/ Richard L. Jackson